Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 14-A-III dated November 30, 2009

Term Sheet to
Product Supplement no. 14-A-III
Registration Statement No. 333-155535
Dated August 8, 2011; Rule 433

JPMORGAN CHASE & CO.

Structured Investments	**$**
	Notes Linked to the S&P 500® Index due August 28, 2018

General

- Cash payment at maturity of principal plus the Additional Amount, as described below
- The notes are designed for investors who seek capped exposure to any appreciation of the S&P 500® Index up to a maximum return of at least 68%* over the term of the notes. Investors should be willing to forgo interest and dividend payments, as well as any appreciation in the Index above the maximum return of at least 68%*, while seeking payment of your principal in full at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Investing in the notes is not equivalent to investing in the S&P 500® Index or any of the equity securities underlying the S&P 500® Index.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing August 28, 2018*
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about August 23, 2011 and are expected to settle on or about August 26, 2011.

Key Terms

Index:	The S&P 500® Index ("SPX") (the "Index")
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero and will not be more than the Maximum Return.
	You are entitled to repayment of principal in full at maturity, subject to the credit risk of JPMorgan Chase & Co.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 × the Index Return × the Participation Rate, *provided* that the Additional Amount will not be less than zero or greater than the Maximum Return.
Participation Rate:	At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Index Return:	$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Maximum Return:	At least $680 per $1,000 principal amount note. The actual Maximum Return will be determined on the pricing date and will not be less than $680 per $1,000 principal amount note.
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about August 23, 2011
Ending Index Level:	The Index closing level on the Observation Date
Observation Date:	August 23, 2018*
Maturity Date:	August 28, 2018*
CUSIP:	48125XH58

*   Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 14-A-III.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 14-A-III and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today and assuming a Maximum Return of $680, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of approximately $55.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated and unaffiliated dealers of approximately $20.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $55.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions of other amounts that may be allowed to other dealers, exceed $60.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-65 of the accompanying product supplement no. 14-A-III.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 8, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 14-A-III and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 14-A-III dated November 30, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 14-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 14-A-III dated November 30, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209004534/e37172_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of this offering, all references to "Principal Protected Notes" and "Principal Protected Notes Linked to an Index" in the accompanying product supplement no. 14-A-III are deemed to refer to "Notes Linked to the S&P 500® Index." In addition, for purposes of this offering, the S&P 500® Index is an "Index" as described in the accompanying product supplement no. 14-A-III.

Selected Purchase Considerations

- **POTENTIAL PRESERVATION OF CAPITAL AT MATURITY** — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least your initial investment in the notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **CAPPED APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 × the Index Return × the Participation Rate[†], *provided* that this payment (the "Additional Amount") will not be less than zero or greater than the Maximum Return of $680[††].
  [†]The Participation Rate will be determined on the Pricing Date and will not be less than 100%.

  [††]The Maximum Return will be determined on the Pricing Date and will not be less than $680 per $1,000 principal amount note.

- **DIVERSIFICATION OF THE S&P 500®** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 14-A-III.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 14-A-III. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You generally will be required to accrue taxable interest income in each year at a rate equal to our comparable yield, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, any amount received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes' adjusted issue price.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE**— We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on August 8, 2011 and we had determined the comparable yield on that date, it would have been an annual rate of 3.74%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 3.74%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes.**

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 14-A-III dated November 30, 2009.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY** — You may receive a lower payment at maturity than you would have received if you had invested directly in the Index, the stocks comprising the Index or contracts related to the Index.   If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the term of the notes but falls below the Initial Index Level on the Observation Date.

- **YOUR RETURN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN** — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an Additional Amount that will not exceed a predetermined amount, regardless of the appreciation in the Index, which may be significant. We refer to this amount as the Maximum Return, which will be determined on the pricing date and will not be less than $680 per $1,000 principal amount note.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** —The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Affect the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive any interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities underlying the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility in the Index;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and examples illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Index Return from -80% to +80%, and assume an Initial Index Level of 1200, a Participation Rate of 100% and a Maximum Return of $680 per $1,000 principal amount note. The actual Participation Rate and Maximum Return will be determined on the pricing date and will not be less than 100% and $680 per $1,000 principal amount note, respectively. The following results are based solely on the hypothetical example cited. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity
2160.00	80.00%	80.00%	$680.00	+	$1,000.00	=	$1,680.00
2040.00	70.00%	70.00%	$680.00	+	$1,000.00	=	$1,680.00
2016.00	68.00%	68.00%	$680.00	+	$1,000.00	=	$1,680.00
1920.00	60.00%	60.00%	$600.00	+	$1,000.00	=	$1,600.00
1800.00	50.00%	50.00%	$500.00	+	$1,000.00	=	$1,500.00
1680.00	40.00%	40.00%	$400.00	+	$1,000.00	=	$1,400.00
1560.00	30.00%	30.00%	$300.00	+	$1,000.00	=	$1,300.00
1440.00	20.00%	20.00%	$200.00	+	$1,000.00	=	$1,200.00
1380.00	15.00%	15.00%	$150.00	+	$1,000.00	=	$1,150.00
1320.00	10.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
1260.00	5.00%	5.00%	$50.00	+	$1,000.00	=	$1,050.00
1200.00	**0.00%**	**N/A**	**$0.00**	**+**	**$1,000.00**	**=**	**$1,000.00**
1140.00	-5.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
1080.00	-10.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
1020.00	-15.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
960.00	-20.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
840.00	-30.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
720.00	-40.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
600.00	-50.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
480.00	-60.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
360.00	-70.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
240.00	-80.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1200 to an Ending Index Level of 1440.
Because the Ending Index Level of 1440 is greater than the Initial Index Level of 1200, and because $1,000 × the Index Return × the Participation Rate is not greater than the hypothetical Maximum Return of $680, the Additional Amount is equal to $200 and the payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(1440 - 1200)/1200] \times 100\%) = \$1,200$$

Example 2: The level of the Index increases from the Initial Index Level of 1200 to an Ending Index Level of 2040.
Because the Ending Index Level of 2040 is greater than the Initial Index Level of 1200 and because $1,000 × the Index Return × the Participation Rate is greater than the hypothetical Maximum Return of $680, the Additional Amount is equal to the hypothetical Maximum Return of $680 and the final payment at maturity is equal to $1,680 for each $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the Initial Index Level of 1200 to an Ending Index Level of 960.
Because the Ending Index Level of 960 is lower than the Initial Index Level of 1200, the payment at maturity per $1,000 principal amount note is the principal amount of $1,000.



Example 4: The level of the Index neither increases nor decreases from the Initial Index Level of 1200. Because the Ending Index Level of 1200 is equal to the Initial Index Level of 1200, the payment at maturity is equal to $1,000 per $1,000 principal amount note.

The hypothetical returns and payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing level from January 6, 2006 through August 5, 2011. The Index closing level on August 5, 2011 was 1199.38. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Pricing Date or the Observation Date. We cannot give you assurance that the performance of the Index will result in any positive return on your initial investment.

